Exhibit (d)(4)

January 26, 2007

John P. McDonough

Senior Vice President, Corporate Development

Cytyc Corporation

85 Swanson Road

Boxborough, MA 01719

Ladies and Gentlemen:

You have expressed interest in a possible transaction involving Adeza Biomedical Corporation, a Delaware corporation (the “Company”). In connection with your evaluation of a possible transaction with the Company (a “Transaction”), you have requested certain oral and written information concerning the Company from directors, officers, employees, advisors, agents and/or other representatives (“Representatives”) of the Company. The Company and its exclusive financial advisor, UBS Securities LLC (“UBS”), are prepared to provide you certain information concerning the Company under the following terms:

1. You agree to treat confidentially all information concerning the Company that you may receive from the Company, UBS or any of their respective affiliates or Representatives (the “Evaluation Material”) in connection with your consideration of a Transaction, and that you will take reasonable precautions to keep the Evaluation Material confidential as set forth herein. Evaluation Material shall include any information provided to you or your Representatives by or on behalf of the Company, UBS or any of their respective affiliates or Representatives in the course of your consideration of a Transaction, whether in oral or written form, and any reports, analyses, notes or other documents you or your Representatives produce that are based in whole or in part on, reflect or contain Evaluation Material (“Notes”). You shall not be required to maintain the confidentiality of Evaluation Material if it (i) was or becomes generally available to the public other than through disclosure by you in violation of this agreement; (ii) was available to you on a non-confidential basis prior to our disclosure to you, provided that such prior availability can reasonably be proven by your written records; or (iii) becomes available to you from a source not known to you, after due inquiry, to have a duty of confidentiality with regard to the information. The Company or UBS may choose at any time to terminate your further access to Evaluation Material, and, upon request, at the option of the Company, you will destroy or return all Evaluation Material previously delivered to you and all copies, summaries and extracts of such Evaluation Material and will destroy all Notes. You acknowledge that none of the Company, UBS or their respective affiliates or Representatives makes any representations or warranties, express or implied, as to the accuracy or completeness of the Evaluation Material and that none of the Company, UBS or their respective affiliates or Representatives will have any liability to you or any of your Representatives relating to or resulting from the use of the Evaluation Material.

2. You agree that you and your Representatives will hold in confidence the fact that the Evaluation Material has been made available to you or your Representatives or that you or your Representatives have inspected any portion of the Evaluation Material. Except with the prior written consent of the Company and except as permitted in a definitive agreement relating to a Transaction between you and the Company, if any, neither you nor your Representatives will disclose the fact that any discussions or negotiations are taking place with respect to a

Transaction, including the status of such discussions or negotiations. If you decide that you do not wish to proceed with a Transaction, you agree to promptly inform the Company of that decision. Notwithstanding any other provision herein, you will be released from your obligations under this agreement (including, without limitation, this paragraph 2) to the extent necessary for you to comply, and only to such extent, with the disclosure and other requirements of the federal securities laws and the rules promulgated thereunder in the event (1) you make a competing offer in response to the public announcement of another transaction, or proposed transaction, with the Company or its shareholders or (2) you otherwise make a public offer to acquire all of the outstanding shares of the Company; provided, however, that in the case of clause (2), you shall not be released from your obligations until the earlier of (x) we publicly announce the financial results of our 2007 fourth quarter and (y) March 9, 2007; provided further, however, that you will provide to us no less than 48 hours in advance of any public release the information regarding the Company that you intend to include in the “Offer to Purchase” document related to any offer by you to acquire all of the outstanding shares of the Company and you will engage in good faith negotiations with the Company during such 48 hour period with respect to such information.

3. You agree to use Evaluation Material solely in connection with your evaluation of a Transaction, and you agree not to use the Evaluation Material for any other purpose or in any way detrimental to the Company. You shall permit your Representatives access to Evaluation Material only to the extent necessary to allow them to assist you in that analysis or evaluation so long as, prior to giving access to the Evaluation Material to any of your Representatives, such Representatives agree to be bound by the terms set forth in this agreement. You acknowledge that you will be responsible for compliance by your Representatives with the terms of this agreement. If you or your Representatives are legally required to disclose any Evaluation Material or Notes in connection with any legal or administrative proceeding or investigation, you will promptly notify the Company so that it may seek a protective order or other remedy or waive your compliance with this agreement. You will cooperate with the Company on a reasonable basis in its efforts to obtain a protective order or other remedy. In the event that the Company is unable to obtain a protective order or other remedy, you may disclose only that portion of the Evaluation Material or Notes that, upon the written advice of your counsel, you are required by law to disclose.

4. Neither the Company nor you shall be under any legal obligation with respect to a Transaction unless and until a definitive agreement between you and the Company is executed and delivered. You acknowledge that the Company is free to conduct the process for a Transaction as it may determine in its sole discretion. The Company may change the procedures established for a Transaction at any time without notifying you and may accept or reject any proposal relating to a Transaction in its sole discretion.

5. You agree that, for a period of one year from the date hereof, neither you nor any of your Representatives will, directly or indirectly, solicit for employment any employees of the Company whom you meet in connection with your evaluation of a Transaction or about whom you are given Evaluation Material. The term “solicit for employment” shall not be deemed to include general solicitations of employment through media advertisements, employment firms or otherwise not specifically directed towards employees of the Company.

6. To the extent that any Evaluation Material may include materials subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, you understand and agree that the Company and you have a commonality of interest with respect to such matters and it is your and the Company’s desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material provided to you that is entitled to protection under the attorney-

client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this agreement, and under the joint defense doctrine.

7. This agreement shall be governed by the laws of the State of California (the “Subject State”), and may be amended or waived only in writing signed by all of the parties hereto, and shall terminate in one year; provided that, your obligations with respect to confidentiality and limited use of the Evaluation Material and Notes set forth in paragraphs 1, 2 and 3 shall survive for so long as such information remains confidential (subject to the last sentence of paragraph 2) and your obligations under paragraphs 5 shall survive any termination of this agreement.

8. You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the Subject State located within the County of Santa Clara and of the United States of America located in the Northern District of the Subject State for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby, in the courts of the Subject State or the United States of America located in the Subject State, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9. You agree that money damages may not be a sufficient remedy for any breach or threatened breach of this Agreement by you or your Representatives and that the Company shall be entitled, without the requirement of posting a bond or other security, to specific performance and injunctive or other equitable relief in the event of any such breach or threatened breach, in addition to all other remedies available to the Company at law or in equity. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines that you or your Representatives have breached this Agreement, then you shall reimburse the Company for legal fees and expenses incurred by the Company in connection with such litigation, including any appeals therefrom.

Please indicate your agreement with the foregoing by signing below and returning one copy of this agreement on our behalf to UBS.

Sincerely,

UBS Securities LLC,

on behalf of

ADEZA BIOMEDICAL CORPORATION

By:	/s/ Marc-Anthony Hourihan
Marc-Anthony Hourihan Managing Director

CONFIRMED AND AGREED

as of the date first above written:

CYTYC CORPORATION

By:	/s/ John P. McDonough
John P. McDonough Senior Vice President, Corporate Development